
November 21, 2022

Mini Krishnamoorthy
Chief Financial Officer
KludeIn I Acquisition Corp.
1096 Keeler Avenue
Berkeley, CA 94708

      Re: KludeIn I Acquisition Corp.
          Amendment No. 3 to Registration Statement on Form S-4
          Filed November 10, 2022
          File No. 333-265952

Dear Mini Krishnamoorthy:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 4, 2022 letter.

Amendment No. 3 to Form S-4 filed November 10, 2022

Basis of Presentation and Glossary, page 2

1.   Your revised definition of the Aggregate Transaction Proceeds appears to indicate that in certain circumstances the Minimum Cash Condition may be as low as zero ($0) at closing. However, your definition of Minimum Cash Condition still refers to a Minimum Cash Condition of $95 million. Please revise your discussion of Minimum Cash Condition throughout the filing or explain. Also, tell us, and revise your disclosures as necessary to clarify, whether the maximum redemption scenario in your pro forma financial statements assumes a Minimum Cash Condition of $95 million or some other amount, and provide the calculations as of the pro forma balance sheet date included in your next amendment that support your assumption.

2. Revise here to define Permitted Debt.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2022, page 177

3. It appears from Near's historical financial statements that accumulated other comprehensive loss (AOCL) is impacted by foreign currency translation adjustments. As such, please explain further how the Financing Agreement and the repayment of existing debt had a $6.4 million impact on AOCL.

Management's Discussion and Analysis of Financial Condition and Results of Operations Of Near
Overview, page 213

4. Revise your Overview discussion to focus on material events, uncertainties or trends that have had or are reasonably expected to have an impact on your financial condition, liquidity and results of operations rather than repeating information that is already available in the Business section disclosures immediately preceding your MD&A. Refer to Item 303(a) of Regulation S-K.

Key Performance Metric - Net Revenue Retention, page 215

5. We note your response to prior comment 5. Please revise any reference to net revenue retention rate throughout the filing to clarify that such measure is based on pro forma revenue.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
23. Subsequent events, page F-126

6. Please revise to disclose the actual date through which subsequent events were evaluated. Refer to ASC 855-10-50-1(a).

You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Benjamin S. Reichel